

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

Via E-mail
Steven Berns
President
Tribune Publishing Company
435 North Michigan Avenue
Chicago, IL 60611

> **Re:**   **Tribune Publishing Company**
> **Amendment No. 1 to Form 10-12B**
> **Filed February 12, 2014**
> **File No. 001-36230**

Dear Mr. Berns:

We have reviewed your response to our letter dated January 3, 2014 and have the following additional comments.

<u>General</u>

1. In your next response letter, please acknowledge the three representations in the closing comments of our January 3, 2014 letter in correspondence signed by the company.

2. We note that you intend to include revised disclosure throughout your filing in response to a number of our prior comments in a subsequent amendment. Please note that we are unable to resolve these comments until you have revised your disclosure, and we may have additional comments upon review of your response.

<u>Exhibit 99.1</u>

<u>Information Statement Summary, page 1</u>

<u>Competitive Strengths, page 2</u>

3. We note your response to prior comment 6. Please quantify the estimated resources necessary to replicate certain technology applications and hardware, infrastructure, and personnel and discuss the anticipated source of funds for this purpose.

Reasons for the Distribution, page 31

4. We note your response to prior comment 16. Please disclose here the substance of your response to our prior comment.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3642 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director